Mail Stop 4561

May 4, 2009

Donald E. Brown, M.D., Chief Executive Officer
Interactive Intelligence, Inc.
7601 Interactive Way
Indianapolis, IN 46278

  Re: **Interactive Intelligence, Inc**
    Form 10-K for Fiscal Year Ended December 31, 2008
    Filed March 9, 2009
    File No. 000-27385

Dear Mr. Brown:

   We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

1. We note that you have not included a discussion concerning your supplier relationships in the business section. However, we note your disclosure at the bottom of page 19 in the risk factors section regarding your increasingly "complex" relationships with suppliers and other third parties and your view that the management of those relationships and the negotiation of contractual terms are "complicated." Please tell us what consideration you gave to including a discussion of your supplier and other third-party relationships in the business section.

Competition, page 17

2.   Please expand your disclosure in future filings to describe the company's competitive position in the three market sectors in which you compete. In addition, please identify the principal methods of competition and discuss the positive and negative factors pertaining to your competitive position in each of these sectors. See Item 101(c)(1)(x) of Regulation S-K.

Intellectual Property and Other Proprietary Rights, page 17

3.   You indicate that you own numerous patents that you consider valuable components of your business, and that you rely upon patents, copyrights, licenses and other means to establish and maintain your proprietary rights in the technology embodied in your software. Please tell us whether you are significantly dependent on one or more of the patents, trademarks or licenses you reference. If so, you should discuss their importance and their duration. See Item 101(c)(1)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 29

4.   We note that your overview is limited to a repetition of your business description and business strategy. Please tell us how you considered the guidance in SEC Release No. 33-8350 with respect to addressing in the overview such factors as key performance indicators, known material trends and uncertainties, and other principal factors relied upon by management in evaluating your financial condition and operating results. As an example, we note risk factor disclosure on page 18 indicating that you have experienced, and may continue to experience, current and prospective customers delaying and/or reducing their capital spending on information systems due to the current economic climate. This risk appears to be reflected in your results of operations, in that the dollar amount of product orders from existing customers decreased by 6% compared to fiscal 2007. To the extent this constitutes trend information, it would be an appropriate subject for the overview.

Comparison of Years Ended December 31, 2008, 2007 and 2006

Product Revenues, page 34

5.   Although you disclose that you have experienced material changes in revenues during the periods covered, you have not discussed in significant detail the underlying business conditions and factors contributing to these changes. In this

regard, we note your statement on page 34 attributing the decline in the dollar amount of product orders from existing customers by 6% to a weakening economy, though you do not address other material changes such as the 24% increase in dollar amount of orders from new customers, or the 50% increase in the dollar amount of orders for media server and gateway appliances. This concern applies as well to your discussion of the changes experienced in 2007 as compared to 2006. Please tell us what consideration you gave to discussing the underlying business conditions and contributing factors that led to the changes you experienced from period to period.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 54

6.   Tell us what consideration you gave to providing all the disclosures required by paragraphs 20 and 21 of FIN 48.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 59

7.   Your disclosure suggests that you maintain disclosure controls and procedures that are narrower than the disclosure controls and procedures defined by Rule 13a-15(e). Please tell us whether you maintain disclosure controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. If you choose to include the definition of disclosure controls and procedures provided in Rule 13a-15(e) in future filings, please confirm that you will include the entire definition.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A filed on April 17, 2009)

Executive Compensation and Related Information

Compensation Discussion and Analysis

Review of Compensation Programs, page 17

8.   You state that in reviewing the compensation plans for each of your named executive officers, you made revisions to the plans for 2008 based in part on comparison of the salary, bonus, and equity compensation packages of your executives with those holding similar positions at peer companies. We note that while you disclosed the peer companies, you did not discuss how the comparative information was used. Please provide a concise discussion of how you used the comparative compensation information and how it affected compensation decisions. As part of your response, please specifically address whether you engaged in any benchmarking of total compensation or any material elements of compensation with respect to the peer companies you identified.   Please also address the nature and extent of any discretion the compensation committee retains, if any, with respect to benchmarking and whether any discretion was exercised in this regard. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K for further guidance.

Performance-Based Cash Incentive Compensation, page 18

9.   Although you have disclosed information relating to the various types of incentive awards you have established, including what the compensation program is designed to reward, you have not disclosed how the compensation committee determined the amount to be paid to each of the named executive officers under each award program. Please tell us what consideration you gave to Item 402(b)(v) of Regulation S-K in this regard.

10.   We note that you have not disclosed the order performance targets for Mr. Staples, nor the sales performance targets for Mr. Blough. If you have omitted performance targets in reliance upon Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have a competitive harm analysis supporting your decision to omit the targets, or advise.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief